1-15174

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For February, 2002

[redacted] SIEMENS AKTIENGESELLSCHAFT

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Results of the Annual Shareholders' Meeting Resolutions

At the Annual Shareholders' Meeting of Siemens AG on January 17, 2002, resolutions were passed on Items 2-6 of the Agenda. The exact wording of the resolutions is set out on the attached Notice of Shareholders' Meeting. All five resolutions were adopted by a majority of the votes cast, with the following detailed voting results:

a) Resolution on Item 2 of the Agenda (to consider and vote upon appropriation of the net income of Siemens AG to a dividend payout)

Yes	No
99,722 % (322,216,640)	0,228 % (737,920)

b) Resolution on Item 3 of the Agenda (to ratify the acts of the Managing Board)

Yes	No
99,662 % (321,446,740)	0,338 % (1,090,951)

c) Resolution on Item 4 of the Agenda (to ratify the acts of the Supervisory Board)

Yes	No
99,773 % (303,570,807)	0,227 % (692,126)

d) Resolution on Item 5 of the Agenda (to appoint independent auditors)

Yes	No
99,858 %(322,199,045)	0,142 % (457,012)

e) Resolution on Item 6 of the Agenda (to consider and vote upon the authorisation to repurchase and use Siemens AG shares)

Yes	No
99,874 % (322,093,238)	0,126 % (407,349)

SIEMENS

Global network of innovation

SIEMENS

Notice of Shareholders' Meeting

of Siemens AG
on January 17, 2002

Siemens Aktiengesellschaft

Siemens Aktiengesellschaft
Berlin and Munich

Berlin and Munich
December 2001

To our shareholders

NOTICE IS HEREBY GIVEN that the

Annual Shareholders' Meeting

of Siemens Aktiengesellschaft ("Siemens AG" or "the Company") will be held at the Olympiahalle of the Olympiapark, Coubertinplatz, 80809 Munich, Federal Republic of Germany, on Thursday, January 17, 2002, at 10:00 a.m. local time for the following purposes:

Agenda

1. To receive and adopt the annual financial statements of Siemens AG and the consolidated financial statements for the fiscal year ended September 30, 2001, as approved by the Supervisory Board, together with Management's discussion and analysis of Siemens AG and the Group, and the report of the Supervisory Board on fiscal year 2001.

The above records are available for inspection at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin, and on the internet under http://www.siemens.com/agm. On request, a copy will also be sent to shareholders.

2. To consider and vote upon appropriation of the net income of Siemens AG to a dividend payout

The Supervisory Board and Managing Board propose the following resolution be approved and adopted:

The unappropriated net income of Siemens AG for fiscal year 2001 amounts to Euro 888,230,245. This unappropriated net income will be used to pay a dividend of Euro 1.00 for each no-par value share entitled to the dividend. The amount attributable to treasury stock shall be carried forward.

Note: The dividend will be paid to shareholders net of the corporate income tax credit.

3. To ratify the acts of the Managing Board

The Supervisory Board and the Managing Board propose that the acts of the members of the Managing Board in fiscal year 2001 be ratified.

4. To ratify the acts of the Supervisory Board

The Supervisory Board and the Managing Board propose that the acts of the members of the Supervisory Board in fiscal year 2001 be ratified.

5. To appoint independent auditors

The Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt am Main, be appointed as independent auditors for the fiscal year ending September 30, 2002.

6. To consider and vote upon the authorization to repurchase and use Siemens AG shares

Due to the expiration of the authorization resolved at the previous Annual Shareholders' Meeting, the Managing Board shall again be authorized to repurchase shares of Siemens AG ("Siemens shares"). In addition to a direct repurchase in the open market or through a public share purchase offer to all shareholders, the Company shall be authorized to exchange Siemens shares tendered by shareholders for shares of Infineon Technologies AG.

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolution:

a) The Company shall be authorized to repurchase up to 10% of its capital stock issued as of the date of the resolution.

b) The authorization may be implemented wholly or in part, once or several times, by Siemens AG or any of its subsidiaries, or by third parties on behalf of Siemens AG or its subsidiaries.

   The authorization shall become effective as of March 1, 2002 and shall remain in full force and effect through July 16, 2003. The authorization to repurchase Siemens shares as approved by the Annual Shareholders' Meeting on February 22, 2001 will terminate on the effective date of this new authorization.

c) The repurchase shall be effected at the discretion of the Managing Board either (1) directly in the open market or (2) through a public share purchase offer or (3) through a public share exchange offer of Siemens shares against shares of Infineon Technologies AG, Munich, which are quoted on the Frankfurt and New York Stock Exchanges ("Infineon shares").

   (1) If the stock is repurchased directly in the open market, the consideration paid per share (excluding incidental transaction charges) shall not be more than 10% higher or 10% lower than the price on the trading day as determined at the opening auction of Xetra trading (or comparable successor trading system).

(2) If the stock is repurchased through a public share purchase offer, the Company may either issue a formal offer or solicit the shareholders publicly to submit a purchase offer. The provisions of the German Law on the Regulation of Public Offers for the Acquisition of Securities and on the Regulation of Takeovers (*Wertpapiererwerbs- und Übernahmegesetz*) shall apply if and where relevant.

(i) Should the Company issue a formal offer, the purchase price or the upper and lower limits of the purchase price range per share (excluding incidental transaction charges) shall not be more than 20% higher or 20% lower than the relevant value of a Siemens AG share.

The relevant value of a Siemens AG share shall be determined on the basis of the market price of a Siemens AG share computed at the opening auction of Xetra trading (or comparable successor trading system) on the last trading day before the date on which the formal offer is issued. If the relevant value does change substantially after the issue of the formal offer, the offer may be amended. In this case, the purchase price shall be based on the market price of the share on the last trading date prior to the date on which the amended offer was issued.

The offer may make provisions for other terms and conditions, including an option to permit the Company to stipulate the purchase price or purchase price range more specifically during the acceptance period. If the purchase offer is oversubscribed, there shall be a proration i.e. the Company shall purchase the shares tendered on a pro rata basis. The tender of odd lots of less than 150 shares per shareholder may receive preferential treatment.

(ii) If the shareholders are publicly invited to submit an offer, the purchase price or the upper and lower limits of the purchase price range per share (excluding incidental transaction charges) shall not be more than 20% higher or 20% lower than the relevant value of a Siemens AG share.

The relevant value of a Siemens AG share shall be determined on the basis of the market price of a Siemens AG share computed at the opening auction of Xetra trading (or comparable successor trading system) on the last trading day before the date on which offers are accepted by Siemens AG.

The invitation to submit an offer may make provisions for other terms and conditions, including an option to permit the Company to stipulate the purchase price or purchase price range more specifically during the acceptance period. If the purchase offer is oversubscribed, there shall be a proration. The tender of odd lots of less than 150 shares per shareholder may receive preferential treatment.

(3) If the stock is repurchased through a public share exchange offer to exchange Siemens shares for Infineon shares, the Company may either issue a formal offer or the shareholders may be invited publicly to submit an offer. Fractional shares may be compensated in cash. The provisions of the German Law on the Regulation of Public Offers for the Acquisition of Securities and on the Regulation of Takeovers (*Wertpapiererwerbs- und Übernahmegesetz*) shall apply where relevant.

(i) Should the Company issue a formal offer, the relevant exchange price and the relevant upper and lower limits of the exchange price range in the form of one or several Infineon shares and fractional shares (excluding incidental transaction charges) shall not be more than 20% higher or 20% lower than the relevant value of a Siemens share.

The relevant exchange price and upper or lower limits of the exchange price and the relevant value of a Siemens AG share shall be based on the market price of Infineon shares and Siemens AG shares computed at the opening auction of Xetra trading (or comparable successor trading system) on the last trading day before the date of submitting the formal offer. If there is a significant change in the relevant values after the submission of the formal purchase offer, then the offer may be amended. In this case, prices shall be based on the market prices on the last trading date prior to the date on which the amended offer was issued.

The share exchange offer may make provisions for other terms and conditions, including an option to permit the Company to stipulate the exchange price or exchange price range more specifically during the acceptance period. If the offer to exchange is oversubscribed, there shall be a proration. The tender of odd lots of less than 150 shares per shareholder may receive preferential treatment.

(ii) If the shareholders are publicly invited to submit an offer, the relevant exchange price or the upper and lower limits of the exchange price range in the form of one or several Infineon shares and fractional shares (excluding incidental transaction charges) shall not be more than 20% higher or 20% lower than the relevant value of a Siemens AG share.

The relevant exchange price and upper or lower limits of the exchange price and of relevant value of a Siemens AG share shall be determined on the basis of the market price of Infineon shares and Siemens AG shares computed at the opening auction of Xetra trading (or comparable successor trading system) on the last trading day before the date on which offers are accepted by Siemens AG.

The invitation to submit a share exchange offer may provide for additional terms and conditions, including an option to permit the Company to stipulate the exchange price or exchange price range more specifically during the acceptance period. If the offer to exchange is oversubscribed, there shall be a proration. The tender of odd lots of less than 150 shares per shareholder may receive preferential treatment.

d) The Managing Board shall be authorized to use the Siemens AG stock repurchased on the basis of this authorization as follows:

(1) Such stock may be retired with the approval of the Supervisory Board without requiring an additional resolution by the Annual Shareholders' Meeting for such retirement or its implementation. The authorization to retire repurchased stock may be implemented wholly or in part.

(2) Such stock may be used to satisfy the Company's obligations under the 1999 Siemens Stock Option Plan and the 2001 Siemens Stock Option Plan.

e) The authorizations pursuant to paragraph (d) may be implemented once or several times, severally or jointly.

f) The preemptive rights of existing shareholders regarding such repurchased stock shall be excluded to the extent to which such stock is used pursuant to paragraph (d), subsection (2).

Report on Item 6 of the Agenda

Siemens AG again intends to obtain authorization at the Annual Shareholders' Meeting to acquire its own shares of stock and to retire or issue these in conjunction with Siemens Stock Plans. The text of the resolution to be considered at the 2002 Annual Shareholders' Meeting is, to a large extent, identical to the authorization adopted at the 2001 Annual Shareholders' Meeting.

The acquisition can be executed on the Stock Exchange by means of a public share purchase offer and in the form of a share exchange of Infineon shares held by Siemens AG.

The public offer to exchange Siemens shares for Infineon shares provides an attractive alternative for shareholders to the other offers being made to repurchase Siemens shares. In order to fix an exchange relationship which will be widely accepted by the market, shareholders may be invited to submit exchange offers based on a range stipulated by the Company. This is also intended as a measure to restrict any speculative pressure on the market price of the Infineon shares which are being exchanged.

The Company intends to use the repurchased shares to service the 1999 and 2001 Siemens Stock Option Plans. The proposed exclusion of the shareholders' preemptive rights takes account of this intention.

The essential features of the 1999 and 2001 Siemens Stock Option Plans were approved at the Annual Shareholders' Meetings held on February 18, 1999 and February 22, 2001 respectively. The essential features of these Stock Option Plans are available for inspection at the Commercial Registers in Berlin and Munich and at the registered branches of the Company together with the notarized minutes of these Meetings. They are also available for inspection by shareholders at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin and in the Internet under the address http://www.siemens.com/agm. On request, a copy will also be sent to shareholders.

Finally, Siemens AG shall be authorized to retire repurchased stock without an additional resolution by the Annual Shareholders' Meeting.

Notifications pursuant to Article 128 para. 2 sentences 6 to 8 of the German Stock Corporation Act (*Aktiengesetz*)

Members of the Supervisory Board of Siemens AG are also members of the Managing Boards of the financial institutions listed as numbers 1 and 2 below. In the case of the financial institution listed as number 3, one member of the Supervisory Board of Siemens AG is also a member of the Managing Board of the parent company of that financial institution:

1) Bayerische Hypo- und Vereinsbank AG

2) Deutsche Bank AG

3) Dresdner Bank AG.

Members of the Managing Board of the Company are members of the Supervisory Boards of the following financial institutions in Germany:

Direkt Anlage Bank AG

Dresdner Bank AG

HVB Real Estate Bank AG.

The following financial institutions are members of the consortium which has arranged the last issue of securities of the Company during the last five years:

Barclays Capital

Bayerische Landesbank Girozentrale

Merrill Lynch International

Morgan Stanley

SG Investment Banking

UBS Warburg.

We have not received notification of any investment held by a financial institution in our company which requires to be reported pursuant to Article 21 of the German Securities Trading Act (*Wertpapierhandelsgesetz*).

Attendance at the Annual Shareholders' Meeting

Pursuant to § 19 of the Articles of Association and as stipulated by the Managing Board, all shareholders who are registered in the Company's stock register and from whom written notifications of attendance have been received by the Company not later than January 14, 2002 are entitled to attend and vote at the Annual Shareholders' Meeting.

Registered shareholders may submit notification of attendance directly to Siemens AG at the following address

Siemens Annual Shareholders' Meeting 2002
81060 Munich
Germany

or electronically at the internet address
http://www.siemens.com/agm

As result of the significant increase in attendance at the Annual Shareholders' Meeting in recent years, we regret that we will be able to issue one entrance ticket only to each shareholder. In order to facilitate the organization of the Annual Shareholders' Meeting and without wishing to restrict the shareholders' right to attend, shareholders are requested to mail their notification of attendance as early as possible and only if they seriously intend to attend the meeting.

Shareholders of record are entitled to vote by proxy, i.e. by delegating their written authority to vote their shares at the Annual Shareholders' Meeting to an attorney-in-fact, such as a bank or shareholders' association. In this case, timely notification of attendance on behalf of such attorney-in-fact must be given by the shareholder or his or her duly authorized representative. Notification may be submitted in writing or electronically at the internet address shown above.

As a special service offered, shareholders may also delegate their authority to vote at the Annual Shareholders' Meeting to employees of Siemens AG. Further details are provided in the forms mailed to each shareholder. Delegation is also possible electronically at the internet address shown above.

Where a bank is recorded in the stock register, that bank cannot vote at the Annual Shareholders' Meeting unless it has the shareholder's authority.

Shareholders or their named attorneys-in-fact entitled to attend the Annual Shareholders' Meeting will be issued admission tickets and voting cards.

Please submit inquiries and proposals concerning the Annual Shareholders' Meeting to

Siemens Aktiengesellschaft,
Corporate Finance Treasury,
Investor Relations (CFT 3),
Wittelsbacherplatz 2,
80333 Munich
Germany
(fax +49 89 636 32830)

or by e-mail to

hv2002@zf.siemens.de

Shareholders may follow the speeches of the Chairman of the Supervisory Board and the Chairman of the Managing Board over the Internet (http://www.siemens.com/agm).

The Notice of Annual Shareholders' Meeting has been published in the German Federal Gazette (Bundesanzeiger) No. 230 and 233 of December 8 and 13, 2001.

By order of the Managing Board

Siemens Aktiengesellschaft

This edition of the Notice of Shareholders' Meeting, prepared for the convenience of English-speaking readers, is a translation of the German original. Only the German original is authentic.

Siemens Aktiengesellschaft · Chairman of the Supervisory Board: Karl-Hermann Baumann
Managing Board: Heinrich v. Pierer, President and CEO · Members of the Managing Board:
Volker Jung, Edward G. Krubasik, Rudi Lamprecht, Heinz-Joachim Neubürger, Peter Pribilla,
Jürgen Radomski, Erich R. Reinhardt, Uriel J. Sharef, Claus Weyrich, Klaus Wucherer
Registered Offices: Berlin and Munich
Commercial Registries: Berlin-Charlottenburg, HRB 12300; Munich, HRB 6684

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

By: ______________________
Charles Herlinger
Vice President and Corporate Controller

By: ______________________
Daniel W. Satterfield
Director

Date: March 8, 2002